Exhibit 99.3

Notice of Annual and Special Meeting of Shareholders

and

Management Proxy Circular

Wednesday, April 19, 2023
Toronto, Ontario

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
APRIL 19, 2023

TAKE NOTICE that the Annual and Special Meeting of Shareholders (the “Meeting”) of VersaBank (the “Bank”) will be held via live webcast and at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario, on Wednesday, April 19, 2023, at 10:30 a.m. (EDT) for the following purposes:

1.	to receive the financial statements for the fiscal year ended October 31, 2022, and the report of the auditors thereon;

2.	to appoint Ernst & Young LLP, as auditors for the ensuing year and to authorize the directors of the Bank to fix their remuneration;

3.	to elect directors for the ensuing year; and

4.	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

Particulars of the matters above are set forth in the accompanying Management Proxy Circular.

The Board of Directors of the Bank has fixed February 24, 2023, as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting.

NOTICE FOR REGISTERED SHAREHOLDERS: You are encouraged to complete the form of proxy accompanying this Notice of Meeting and return it to Computershare Investor Services Inc. in accordance with the instructions provided in the form of proxy, whether or not you plan to attend the Meeting. Failure to submit your form of proxy by 10:30 a.m. (EDT) on April 17, 2023, may result in your shares not being voted at the Meeting.

If you have received this Notice of Meeting and the Management Proxy Circular from your broker or another intermediary, we encourage you to complete and return the voting instruction form or form of proxy provided to you by your intermediary in accordance with the instructions provided with such form.

Your vote is important!

DATED at the City of London, in the Province of Ontario, this 24th day of February 2023.

By order of the Board of Directors,

/s/ Brent T. Hodge

Brent T. Hodge

General Counsel and Corporate Secretary

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MANAGEMENT PROXY CIRCULAR

All information is as of February 24, 2023, and all dollar amounts are expressed in Canadian dollars, unless otherwise stated.

Table of Contents

PART I – VOTING AND PROXY INFORMATION	4
SOLICITATION OF PROXIES BY MANAGEMENT	4
APPOINTMENT OF PROXIES	4
ADVICE TO NON-REGISTERED SHAREHOLDERS	4
REVOCATION OF PROXIES	5
EXERCISE OF DISCRETION WITH RESPECT TO PROXIES	6
QUORUM	6
PART II – VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES	6
PART III – BUSINESS TO BE TRANSACTED AT THE MEETING	7
1 FINANCIAL STATEMENTS	7
2 APPOINTMENT OF AUDITORS	7
3 ELECTION OF DIRECTORS	8
PART IV – STATEMENT OF EXECUTIVE COMPENSATION	11
COMPENSATION DISCUSSION & ANALYSIS	11
PERFORMANCE GRAPH	19
SUMMARY COMPENSATION TABLE	20
TERMINATION AND CHANGE OF CONTROL BENEFITS	23
PART V – STATEMENT OF DIRECTOR COMPENSATION	26
Part VI – Securities Authorized for Issuance Under Equity Compensation Plans	28
INCENTIVE PLAN AWARDS	28
PART VII – INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	30
AGGREGATE INDEBTEDNESS OUTSTANDING	30
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	30
PART VIII – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	31
PART IX – AUDIT COMMITTEE	31
PART X – CORPORATE GOVERNANCE	31
PART XI – ADDITIONAL INFORMATION	36
SHAREHOLDER PROPOSALS	36
ADDITIONAL INFORMATION	36
DIRECTORS’ APPROVAL	36
Schedule A – reporting package	37
Schedule B – MANDATE OF THE BOARD OF DIRECTORS	42

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MANAGEMENT PROXY CIRCULAR

PART I – VOTING AND PROXY INFORMATION

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Proxy Circular is furnished to holders (“Shareholders”) of common shares (“Shares”) of VersaBank (the “Bank”) in connection with the solicitation of proxies by or on behalf of the management of the Bank for use at the Annual Meeting of Shareholders, and any adjournment or postponement thereof (the “Meeting”). The Meeting will be held via live webcast and at the TMX Market Centre, 120 Adelaide Street West, Toronto, Ontario, on Wednesday, April 19, 2023, at 10:30 a.m. (EDT) for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the “Notice”). It is expected that management will solicit proxies electronically and by mail. Proxies may also be solicited personally or by telephone by officers and directors and other representatives of the Bank, as the case may be. The cost of solicitation by or on behalf of management will be borne by the Bank.

This Management Proxy Circular and other proxy-related materials are being sent to both Registered and Non-Registered Shareholders (each as defined below). The Bank is not sending proxy-related materials directly to Non-Registered Shareholders and is not relying on the notice-and-access provisions of applicable securities laws for the delivery of proxy-related materials to either Registered or Non-Registered Shareholders. Instead, the Bank will deliver proxy-related materials to intermediaries (as defined below under the heading “Voting and Proxy Information – Advice to Non-Registered Shareholders”) and they will be asked to promptly forward the proxy-related materials to Non-Registered Shareholders. If you are a Non-Registered Shareholder, your intermediary should send you a voting instruction form or form of proxy with this Management Proxy Circular. The Bank has elected to pay for the delivery of the proxy-related materials to objecting Non-Registered Shareholders.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy and voting instruction forms are directors and/or officers of the Bank. AS A SHAREHOLDER, YOU HAVE THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, AS YOUR NOMINEE TO ATTEND AND ACT ON YOUR BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. This right may be exercised by inserting such person’s name in the blank space provided in the form of proxy. Proxies are to be returned to Computershare Investor Services Inc. in accordance with the instructions provided in the enclosed form of proxy. A proxy is only valid at the Meeting or any adjournment or postponement thereof.

Shareholders who are recorded on the Bank’s share register as the registered owners of their Shares (“Registered Shareholders”) and who plan to attend and vote their Shares in person at the Meeting should not complete or return the enclosed form of proxy. Their votes will be taken and counted at the Meeting. Such Registered Shareholders are to register with the Bank’s transfer agent, Computershare Investor Services Inc., upon their arrival at the Meeting.

ADVICE TO NON-REGISTERED SHAREHOLDERS

The information in this section is of significant importance to a substantial number of Shareholders who do not hold their Shares in their own name, but who hold their Shares indirectly through a bank, trust company, securities broker, trustee or other entity (an “intermediary”). Shareholders that do not hold their Shares in their own name are referred to in this document as “Non-Registered Shareholders.”

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As Shares held by intermediaries on behalf of their clients can only be voted for or against resolutions upon the instructions of the applicable Non-Registered Shareholder, each intermediary is required to seek instructions from such Non-Registered Shareholders as to how their Shares are to be voted at the Meeting. For that reason, if you are a Non-Registered Shareholder, you will have received this Management Proxy Circular from your intermediary along with a form of proxy or a voting instruction form.

Every intermediary has its own mailing procedures and provides its own return instructions, which Non-Registered Shareholders should follow closely in order to ensure that their Shares are voted at the Meeting. A Non-Registered Shareholder may have received from the intermediary either a request for voting instructions or a form of proxy that is identical to the form of proxy provided to Registered Shareholders; however, the purpose of any such form of proxy is limited to instructing the intermediary how to vote on behalf of the Non-Registered Shareholder. A Non-Registered Shareholder must return the voting instruction form or the form of proxy to its intermediary well in advance of the Meeting in order to have his, her or its Shares voted.

A Non-Registered Shareholder that receives a form of proxy or voting instruction form from an intermediary cannot use that form of proxy or voting instruction form to vote shares directly at the Meeting. Non-Registered Shareholders who wish to vote in person at the Meeting or appoint a person as their nominee to attend and vote on their behalf at the Meeting must provide their intermediary with the appropriate documentation in order to be appointed as proxyholder. A Non-Registered Shareholder should contact its intermediary to determine what documentation the intermediary requires in order for such Non-Registered Shareholder or its nominee to be appointed proxyholder, and to attend and vote their Shares at the Meeting. Only after the intermediary appoints a Non-Registered Shareholder or its nominee as a proxyholder can that Non-Registered Shareholder or its nominee vote shares directly at the Meeting.

The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a special voting instruction form, mails those forms to Non-Registered Shareholders and asks for appropriate instructions respecting the voting of Shares to be represented at the Meeting. Non-Registered Shareholders are requested to complete and return the voting instruction form to Broadridge by mail in the envelope provided. Alternatively, Non-Registered Shareholders can call a toll-free telephone number or access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and vote the Shares held by them. Broadridge then tabulates the results of all voting instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Non-Registered Shareholder receiving a voting instruction form from Broadridge must complete and return such form in accordance with the instructions set out thereon well in advance of the Meeting in order to have his, her or its Shares voted. Further, a Non-Registered Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote his, her or its Shares in person at the Meeting. If you are a Non-Registered Shareholder receiving a Broadridge voting instruction form and you wish to vote your Shares in person at the Meeting, you should contact your intermediary and follow their instructions for completion and return of the form of proxy or voting instruction form provided directly by them, once received.

REVOCATION OF PROXIES

Registered Shareholders

A Registered Shareholder may revoke a proxy:

(a)	by an instrument in writing executed by the Shareholder or by an attorney in writing or, if the Shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited:

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i.	at the registered office of the Bank (Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2) at any time up to and including the last business day preceding the day of the Meeting or any adjournment or postponement thereof; or

ii.	with the chair of the Meeting at the Meeting; or

(b)	in any other manner permitted by law.

Non-Registered Shareholders

If you are a Non-Registered Shareholder and wish to revoke your voting instructions, follow the instructions provided by your intermediary in your voting instruction form or contact your intermediary.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

Shares represented by proxies will be voted or withheld from voting by the persons designated in the form of proxy or voting instruction form in accordance with the direction of the Shareholders appointing them. Other than with respect to the election of directors which is addressed below, in the event that no specifications are made in the form of proxy or voting instruction form designating management’s nominees as proxyholders, the Shares represented by the proxies will be voted by such proxyholders FOR the matters identified in the Notice to be voted upon at the Meeting.

As described below under the heading “Business to be Transacted at the Meeting – Election of Directors”, voting for the election of nominees to the Bank’s board of directors (the “Board”) must be done by cumulative voting. Unless a Shareholder giving a proxy or voting instructions specifies that the Shares represented by such proxy or voting instructions be withheld from voting on the election of all or any of the directors, or specifies how the Shareholder wishes to distribute the votes represented by the proxy or voting instructions among the candidates, the persons named in the enclosed form of proxy or voting instruction form intend to vote the Shares represented by such proxy or voting instructions FOR the election of the nominees listed herein (or any replacements thereof) and to distribute votes among such nominees in such manner as in their discretion is most likely to cause such nominees to be duly elected as the directors of the Bank at the Meeting.

The enclosed form of proxy and/or voting instruction form confers discretionary authority upon the persons named therein as proxyholders with respect to amendments and variations to matters identified in the Notice to be voted upon at the Meeting, and with respect to other matters that may properly come before the Meeting. At the time of the preparation of this Management Proxy Circular, management of the Bank knows of no such amendments, variations or other matters to come before the Meeting. If, however, amendments, variations or other matters which are not now known to management of the Bank should properly come before the Meeting, the Shares represented by any proxy or voting instructions will be voted by the persons named in the form of proxy and voting instruction form in accordance with their best judgment.

QUORUM

A quorum is present at the Meeting if the holders of at least twenty-five percent (25%) of the Shares who are entitled to vote at the Meeting are present in person or represented by proxyholders.

PART II – VOTING SHARES AND PRINCIPAL HOLDERS OF VOTING SHARES

As of February 24, 2023, there were 26,103,486 Shares issued and outstanding. Each Share carries the right to one vote in respect of each of the matters properly coming before the Meeting, except for the election of directors, for which cumulative voting is used (for additional details with respect to cumulative voting, please refer to the information set out below under the heading “Business to be Transacted at the Meeting – Election of Directors”).

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The Board has fixed February 24, 2023, as the record date for determining Shareholders entitled to receive notice of and to vote at the Meeting. Each Registered Shareholder as of the close of business on February 24, 2023, shall be entitled to vote the Shares in his, her or its name on that date, except to the extent that the person has transferred the ownership of any of his, her or its Shares after February 24, 2023, and the transferee of those Shares produces properly endorsed share certificates or otherwise establishes that he, she or it owned such Shares as of February 24, 2023, and demands, not later than ten (10) days before the Meeting, that his, her or its name be included in the list of Shareholders entitled to receive notice of and to vote at the Meeting, in which event the transferee shall be entitled to vote such Shares at the Meeting.

To the knowledge of the Bank, as of February 24, 2023, no person or company beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the Shares, other than 340268 Ontario Limited., which owned 8,135,892 Shares, being approximately 31.16% of the issued and outstanding Shares.

PART III – BUSINESS TO BE TRANSACTED AT THE MEETING

1 FINANCIAL STATEMENTS

The Consolidated Financial Statements of the Bank for the fiscal years ended October 31, 2022 (“Fiscal 2022”), and 2021 (“Fiscal 2021”), have been mailed to Shareholders with this Management Proxy Circular. Shareholders and proxyholders will have an opportunity to review and discuss the Bank’s Fiscal 2022 results with management at the Meeting.

2 APPOINTMENT OF AUDITORS

The directors propose Ernst & Young LLP for appointment as auditors of the Bank to hold office until the close of the Bank’s next annual meeting of Shareholders. This proposal is supported by the completion of the Bank’s decision to review external auditor services that included the request for proposals from qualified external auditors in Fiscal 2022. A comprehensive review of proposals was conducted by the Board’s Audit Committee (the “Audit Committee”) in keeping with our commitment to follow best practices in corporate governance.

In the past, the Board has fixed the remuneration of the auditors of the Bank. Such remuneration has been based upon the complexity of the matters dealt with and time spent in providing services to the Bank. The Board is satisfied that the remuneration negotiated in the past with the auditors of the Bank has been reasonable under the circumstances and reflective of the audit quality and performance of the auditors. Information concerning the audit-related fees paid to KPMG LLP during Fiscal 2022 and Fiscal 2021 is provided on page 22 of the Bank’s Annual Information Form for Fiscal 2022, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

At a meeting of the Board of Directors on December 6, 2022, the Board approved the appointment of Ernst & Young LLP as its successor auditor, subject to shareholder approval at its next annual meeting. In accordance with National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), within 3 days of the appointment, a change of auditor notice (the “Notice”) was prepared and delivered to the former and successor auditors with a request to review and respond to the Notice. Following receipt of the response letters, the Audit Committee of the Bank approved the Notice and response letters (the “Reporting Package”) and the Reporting Package was filed with the applicable securities regulatory authorities. A copy of the Reporting Package is attached hereto as Schedule A.

It is recommended that Shareholders vote FOR the resolutions relating to the appointment of auditors and the authorization of the directors to fix the remuneration of the auditors. In the absence of contrary instructions, the persons named in the enclosed form of proxy or voting instruction form intend to vote FOR the appointment of the auditors and the authorization of the directors to fix the remuneration of the auditors.

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3 ELECTION OF DIRECTORS

Shareholders of the Bank will be asked to elect ten (10) nominees as directors of the Bank by cumulative voting to hold office until the close of the next annual general meeting of the Bank or until his or her successor is duly elected, unless his or her office is earlier vacated and a replacement director is appointed in accordance with the by-laws of the Bank. As required under the Bank Act (Canada), where directors are to be elected by cumulative voting, each Shareholder entitled to vote at an election of directors has the right to cast a number of votes equal to the number of votes attached to the Shares held by the Shareholder multiplied by the number of directors to be elected, and the Shareholder may cast all such votes in favour of one candidate or distribute them among the candidates in any manner. If a Shareholder has voted for more than one candidate without specifying the distribution of the votes among the candidates, the Shareholder is deemed to have distributed the votes equally among the candidates for whom the Shareholder voted. If the number of candidates nominated for director exceeds the number of positions to be filled, the candidates who receive the least number of votes will be eliminated until the number of candidates remaining equals the number of positions to be filled.

All of the individuals nominated by the Conduct Review, Governance & HR Committee (the “HR Committee”) for election to the Board at the Meeting are currently directors of the Bank. With the exception of Richard Jankura, who was appointed by the Board on May 6, 2022, all directors were elected to the Board at the Bank’s annual meeting of Shareholders on April 20, 2022, for a term expiring at the close of the Meeting.

Unless a Shareholder giving a proxy or voting instructions specifies that their Shares be withheld from voting on the election of all or any of the director nominees, or specifies how the Shareholder wishes to distribute the votes represented by his, her or its proxy or voting instructions among the nominees, the persons named in the enclosed form of proxy or voting instruction form intend to cast the votes represented by such proxy FOR the election of the nominees named herein (or any replacements thereof) and to distribute votes among such nominees in such manner as in their discretion is most likely to cause such nominees to be duly elected as the directors of the Bank at the Meeting.

The Board recommends that Shareholders vote FOR the following director nominees.

The Honourable Thomas A. Hockin	David A. Bratton	Susan T. McGovern
David R. Taylor	Peter M. Irwin	Paul G. Oliver
Gabrielle Bochynek	Richard H. L. Jankura
Robbert-Jan Brabander	Arthur Linton

The following table sets forth the record of attendance at Board and committee meetings held during Fiscal 2022 for each director who is standing for re-election at the Meeting. Additional information respecting the Bank’s current Board and its committees is contained in the Bank’s Annual Information Form for Fiscal 2022, which can be found under the Bank’s profile on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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Summary of Attendance of Directors

Director(1)	Number of meetings attended
	Board	Audit Committee	HR Committee	Risk Oversight Committee	Innovation and Technology Committee
T. Hockin	10 of 11	n/a	n/a	n/a	n/a
D. Taylor	11 of 11	n/a	n/a	n/a	n/a
G. Bochynek	11 of 11	n/a	10 of 10	n/a	n/a
R. J. Brabander	11 of 11	n/a	n/a	7 of 7	5 of 5
D. Bratton	11 of 11	n/a	10 of 10	n/a	n/a
R. Carter	2 of 11 (2)	1 of 7(2)	n/a	n/a	n/a
P. Irwin	11 of 11	7 of 7	n/a	7 of 7	n/a
R. Jankura	6 of 11(3)	4 of 7(3)	n/a	3 of 7(3)	n/a
A. Linton	11 of 11	n/a	n/a	n/a	5 of 5
S. McGovern	11 of 11	n/a	10 of 10	n/a	5 of 5
P. Oliver	11 of 11	7 of 7	n/a	4 of 7(4)	n/a

Notes:

(1)	At the invitation of the Chair of a committee, directors regularly attend committee meetings to which they are not a member, as observers. This table does not include instances of directors attending any such meetings in an observer capacity.

(2)	Mr. R.W. (Dick) Carter recused himself from his duties as a member of the Board and Chair of the Audit Committee for the period of August 27, 2021, through January 31, 2022. He resigned as a member of the Board and Chair of the Audit Committee on May 6, 2022.

(3)	Joined the Board, Audit Committee and Risk Oversight Committee on May 6, 2022.

(4)	Mr. Oliver resigned from the Risk Oversight Committee on May 6, 2022.

The information set forth in the table below, not being within the knowledge of the Bank, has been furnished by the respective director nominees individually and is current to February 24, 2023.

Name, City, Province or State and Country, and Shares(1)	Office held and date first became a director	Principal Occupation
The Honourable Thomas A. Hockin(2) Rancho Mirage, California, USA Shares – 29,655 Series 1 Preferred Shares(3) – 3,500	Chair Director since August 21, 2014	Retired, former Executive Director of the International Monetary Fund
David R. Taylor Ilderton, Ontario, Canada Shares – 1,202,606 Series 1 Preferred Shares(3) – Nil Stock Options – 40,000	President & Chief Executive Officer Director since January 18, 1993	President & Chief Executive Officer of VersaBank

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Gabrielle Bochynek(6) Stratford, Ontario, Canada Shares – 9,340 Series 1 Preferred Shares(3) – Nil	Director since April 24, 2019	Principal, Human Resources and Labour Relations, The Osborne Group
Robbert-Jan Brabander(4)(5) Richmond Hill, Ontario, Canada Shares – 61,400 Series 1 Preferred Shares(3) – 935	Director since November 4, 2009	Managing Director of Bells & Whistles Communications, Inc. and former Chief Financial Officer & Treasurer of General Motors of Canada Limited
David A. Bratton(6) London, Ontario, Canada Shares – 31,300 Series 1 Preferred Shares(3) – Nil	Director since September 23, 1993	Retired, former President of Bratton Consulting Inc.
Peter M. Irwin(4)(7) Toronto, Ontario, Canada Shares – 13,900 Series 1 Preferred Shares(3) – Nil	Director since January 1, 2021	Retired, former Managing Director, CIBC World Markets Inc.
Richard H. L. Jankura(4)(7) London, Ontario, Canada Shares – 2, 500 Series 1 Preferred Shares(3) – Nil	Director since May 6, 2022	Retired, former Chief Financial Officer, Jones Healthcare Group
Arthur Linton(5) Kitchener, Ontario, Canada Shares – 7,000 Series 1 Preferred Shares(3) – Nil	Director since April 22, 2020	Barrister and Solicitor

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Susan T. McGovern(5)(6) Aurora, Ontario, Canada Shares – 32,000 Series 1 Preferred Shares(3) – Nil	Director since May 6, 2011	Executive Advisor in the Ontario Ministry of Finance
Paul G. Oliver(7) Markham, Ontario, Canada Shares – 54,683 Series 1 Preferred Shares(3) – 1,400	Director since June 2, 2005	Retired, former senior partner of PricewaterhouseCoopers LLP

Notes:

(1)	Number of Shares includes the number of Shares beneficially owned or controlled or directed, directly or indirectly, by each director nominee.

(2)	Current and proposed Chair of the Board.

(3)	Holders of Series 1 Preferred Shares are entitled to receive, as and when declared by the Board, fixed non-cumulative preferential cash dividends at the rate of $0.6772 per share per annum, or $0.1693 per share per quarter. Such dividends are paid quarterly on the last day of January, April, July and October in each year.

(4)	Current and proposed member of the Risk Oversight Committee.

(5)	Current and proposed member of the Innovation and Technology Committee.

(6)	Current and proposed member of the HR Committee.

(7)	Current and proposed member of the Audit Committee.

Majority Voting

The Bank has a majority voting policy for the election of directors, which is applicable at any meeting of Shareholders where an uncontested election of directors is held. A director nominee in an uncontested election who receives more “withheld” votes than votes in his or her favour is expected to promptly tender his or her resignation to the Chair of the Board for consideration; however, such resignation is not effective until it is accepted by the Board. The Board will submit the nominee’s resignation to the HR Committee for consideration. The HR Committee will then recommend to the Board whether or not to accept the resignation. A director who tenders his or her resignation will not participate in any meetings of the Board or the HR Committee to consider whether the resignation shall be accepted. Within 90 days of receiving the final voting results in respect of the uncontested election, the Board will issue a press release announcing whether it has accepted the director nominee’s resignation or explaining its reasons for not accepting the resignation; absent extenuating circumstances, the Board expects that such resignations will be accepted.

PART IV – STATEMENT OF EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION & ANALYSIS

The following Compensation Discussion & Analysis provides a description of the strategy, processes and decisions made pertaining to the oversight, design and payout of the Bank’s compensation for its Named Executive Officers (“NEOs”) for Fiscal 2022. The NEOs as of October 31, 2022, were David Taylor, President & Chief Executive Officer (“President & CEO”); Shawn Clarke, Chief Financial Officer (“CFO”) and each of the next three most highly compensated executive officers of the Bank being Michael Dixon, Senior Vice President, Point-of-Sale Financing, Nick Kristo, Chief Credit Officer and Jonathan Taylor, Chief Human Resources Officer.

Compensation Governance

The Board has delegated the responsibility for oversight of the Bank’s compensation program to the HR Committee, which reports regularly to the Board.

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The HR Committee is comprised of independent directors within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”). They are currently David A. Bratton (Chair), Susan T. McGovern and Gabrielle Bochynek. No member of the HR Committee has ever been an officer or employee of the Bank or any of its affiliates, and no member is an active chief executive officer with a publicly traded company.

Mr. Bratton has been a member of the Board since 1993. Mr. Bratton has over 30 years of human resource management experience. He holds Master of Business Administration, Fellow Certified Management Consultant, and Certified Human Resources Leader designations. Mr. Bratton was an affiliate professor at the Rotman School of Business for 18 years.

Ms. McGovern has been a member of the Board since 2011. She has more than 30 years of experience in the federal government, the Ontario government, the broader public sector, private corporations and the not-for-profit sector. Currently, she is an Executive Advisor in the Ontario Ministry of Finance. As a senior leader, her strengths include corporate development and governance, human resource management, strategic communications, stakeholder engagement, public policy development, philanthropic advancement and political acuity.

Ms. Bochynek has been a member of the Board since 2019. She holds a Bachelor of Arts degree and Certified Human Resources Leader designation and has over 30 years of human resources experience. Her background includes expertise in executive compensation, employee and labor relations, change management and organizational restructuring. She is Principal, Human Resources & Labor Relations, with the Osbourne Group and formerly Chief Human Resources Officer at North York General Hospital.

The Board believes that the members of the HR Committee have the qualifications and experience in human resources matters and, in particular, executive compensation to fulfill their responsibilities.

The HR Committee held 10 meetings during Fiscal 2022. The President & CEO and the Chief Human Resources Officer attend HR Committee meetings but do not have the right to vote. The HR Committee regularly holds in-camera sessions without management present. The HR Committee may also engage the services of an independent compensation consultant at their discretion.

Currently, the HR Committee’s responsibilities with respect to human resources matters include the following:

(a)	Annually review the Bank’s overall compensation plan and the policies pertaining thereto to ensure that they are consistent with the Bank’s goals of attracting and retaining the best people, aligning executive interests with those of the Bank, and paying for performance. Survey information is obtained from the Chief Human Resources Officer, as well as from compensation consulting companies and other external independent sources, to ensure that compensation paid to executives is appropriate and competitive.

(b)	Consider the implications of risks associated with the Bank’s compensation policies and practices.

(c)	Approve, at the beginning of each fiscal year, performance measurements for calculating the annual incentive award of the President & CEO.

(d)	Review the compensation of the President & CEO, and recommend same to the Board for approval.

(e)	Report to the full Board on a timely basis as to the actual calculations of total compensation of the President & CEO.

(f)	Review staff compensation, including ranges and benefit programs.

(g)	Review staff incentive awards.

(h)	Recommend to the Board for approval the annual incentive award pool for executives.

(i)	Review a report from the Chief Internal Auditor on the alignment of the Bank’s compensation policies with the Financial Stability Board’s Principles for Sound Compensation Practices.

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With regard to the HR Committee’s consideration of the implications of risks associated with the Bank’s compensation policies and practices and compliance with Financial Stability Board Principles for Sound Compensation Practices, the Board, through the HR Committee, monitors and manages any such risks by taking actions that include the following:

(a)	Actively overseeing the Bank’s compensation systems, and monitoring and reviewing compensation policies and procedures to ensure they are operating as intended.

(b)	Recommending the amount of the annual Senior Management Short Term Incentive Award pool to the Board for approval.

(c)	Reviewing decisions made by the President & CEO concerning senior management compensation and providing input.

(d)	Establishing appropriate performance measures for the President & CEO at the beginning of the fiscal year and assessing overall performance and recommending compensation decisions to the Board at the end of the fiscal year.

(e)	Ensuring that the performance measures assigned to the President & CEO, which are derived from the Bank’s Business Plan, are within the Bank’s tolerance for risk.

(f)	Ensuring the compensation decisions for employees in control functions (finance, risk, compliance, and internal audit) are based on enterprise and individual performance, and are not based on the performance of the specific businesses supported by the control function.

Executive Compensation Philosophy

The key components of the Bank’s compensation plan for NEOs are base salary, short-term (annual) incentive awards, and long-term incentives. NEOs are also entitled to certain employee benefits, including a pension supplement payment.

The Bank’s compensation plan is designed to attract and retain highly qualified individuals, while creating an incentive to align efforts with shareholder interests and motivate NEOs to deliver company performance that will create real long-term shareholder value.

The Bank’s overall objective is to set total compensation at approximately the seventy-fifth percentile of the total compensation paid for comparable positions at comparable companies, being Home Capital Group Inc., Equitable Group Inc., Canadian Western Bank and Sagen MI Canada Inc. (the “Comparable Companies”). The Bank considers compensation information of these entities as a frame of reference in determining NEO compensation due to management’s belief that the Comparable Companies are the Canadian financial institutions that are similar to the Bank. In particular, the Comparable Companies represent mid-sized, federally regulated financial institutions that may raise deposits solely or partly through a brokerage network. However, since the Comparable Companies vary from the Bank in terms of business model, asset size, and organization structure, compensation data from the Comparable Companies is used as a frame of reference only, and not a definitive target for NEO compensation. Other elements that are considered when determining total compensation for NEOs are set forth below.

More detail on each component of the Bank’s compensation plan and its purpose within total compensation is described in the table under the heading “Statement of Executive Compensation – Compensation Discussion and Analysis – Type of Compensation” below, and in subsequent sections of this Management Proxy Circular.

Decision Making Process

The Board, through the HR Committee, actively oversees the Bank’s overall compensation plan and monitors and reviews the Bank’s compensation practices to ensure they operate as intended.

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The Chief Human Resources Officer provides the HR Committee with market data, as required, including information concerning compensation paid at the Comparable Companies, to assist the HR Committee in its deliberations.

In conjunction with the President & CEO, the HR Committee establishes performance measurements for the President & CEO at the beginning of the fiscal year, and the Board monitors progress against the performance measures throughout the year. At the end of the year, the HR Committee receives a report from the Chair of the Board on the results of the President & CEO’s performance appraisal; the HR Committee, in turn, reports on such results to the Board.

The HR Committee recommends to the Board for approval any changes to salary and incentive awards payable to the President & CEO.

The President & CEO has final approval for all compensation decisions concerning NEOs and other staff, other than himself and other than the total amount of the annual incentive award pool for executives, which is reviewed and recommended by the HR Committee to the Board for approval. The HR Committee reviews the balance of the compensation decisions after the fact and provides comment and advice for consideration regarding future compensation decisions.

Type of Compensation

Description	Form	Eligibility	Performance Period
Base Salary	Cash	All employees	Reviewed annually
Short-Term (Annual) Incentive Awards	Cash	All employees	One year
Long-Term Incentive Awards	Chief Executive Officer Share Purchase Program	President & CEO	5 years
	Employee Share Purchase Plan	All employees (except the President & CEO)	One year
	Executive Share Award Program	All employees at the position of vice president or above	5 years
	Stock Options	All employees	7 years
Other – Pension Supplement	Cash	All employees	Not applicable

Base Salary

NEOs are paid a base salary that is commensurate with each NEO’s position and level of responsibility within the Bank. The actual base salary paid is determined with consideration to past and current performance, internal equity, salaries paid at the Comparable Companies, salary surveys including Mercer’s Executive, Management and Professional Survey, and the potential impact of the position on the Bank’s performance. Base salaries for executives who report directly to the President & CEO are approved by the President & CEO, upon recommendation of the Chief Human Resources Officer and are reviewed after the fact by the HR Committee.

Short-Term (Annual) Incentive Awards

NEOs and other executives are eligible to participate in the Bank’s short-term incentive award program. The key goals of the short-term incentive award program are to align executive efforts to achieve the objectives set out in the Bank’s Business Plan, to encourage the effective management of risk, to pay for performance, and to encourage teamwork.

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Factors considered in determining whether and in what amount short-term incentive awards are paid to the NEOs and certain other executives of the Bank (other than the President & CEO) include: (i) individual results against the predetermined performance objectives; (ii) the executive’s business unit results; and (iii) the Bank’s overall results. For NEOs and executives, other than the President & CEO, individual performance objectives that reflect the executive’s key responsibility areas are set at the beginning of each fiscal year and are intended to align executive efforts with the business, financial, risk management and strategic objectives of the Bank as set out in its Business Plan. Periodically throughout the year, the performance objectives are re-visited to monitor results to date, and to determine if the stated objectives require modification based on factors that may include a change in job responsibilities or a change in business priorities. At the end of each fiscal year, the actual results achieved by the executive, their business unit and the Bank are reviewed and any extenuating circumstances are considered. The HR Committee reviews and recommends to the Board for approval the annual short-term incentive award pool for the NEOs and other executives, excluding the President & CEO. The final decision on allocating short-term incentive award payments from the approved award pool among the NEOs and other executives (other than the President & CEO) is made by the President & CEO. The HR Committee reviews the President & CEO’s decisions after the fact.

With respect to the President & CEO, performance measurements derived from the Board approved Business Plan for his short-term incentive award are approved by the HR Committee at the beginning of each fiscal year. At the end of the fiscal year, a determination is made by the Board on the advice of the HR Committee as to the amount of any short-term incentive award payable to the President & CEO in respect of such fiscal year. In determining the amount of the short-term incentive award (if any), the Board has discretion to consider subjective measures, including the implementation of the Bank’s philosophy with respect to risk, enterprise risk management and corporate reputation, and the Board may also consider any extraordinary circumstances.

For Fiscal 2022, the President & CEO’s key performance measures were established in three main categories. Under the performance objectives, financial metrics related to shareholder value have been attributed a 70% weighting in the assessment, financial metrics related to operational results have been attributed a 20% weighting, and the remaining 10% was attributed to individual performance in key management areas that have a significant impact on the Bank’s results, including (i) the development/execution of strategic vision, (ii) communication, and (iii) leadership development. The financial metrics used to determine the President & CEO’s performance as it relates to shareholder value and operational results are key business targets derivable directly from the Bank’s Fiscal 2022 Business Plan and are as outlined in the following charts:

Shareholder Value Performance Measures

Notes:

(1)	This is a non-GAAP financial measure. Return on average common equity for the Bank is defined as annualized net income of the Bank less amounts relating to preferred share dividends, divided by average common shareholders’ equity (which is average shareholders’ equity less amounts relating to preferred shares recorded in equity). For further details regarding non-GAAP financial measures and a reconciliation to their most comparable GAAP measure, please see the Bank’s Management’s Discussion & Analysis for Fiscal 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

(2)	Net interest margin or spread is defined as net interest income as a percentage of average total assets. For further details regarding non-GAAP financial measures and a reconciliation to their most comparable GAAP measure, please see the Bank’s Management’s Discussion & Analysis for Fiscal 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

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Operational Results Performance Measures

Note:

(1)	The efficiency ratio is calculated as non-interest expenses, excluding restructuring charges, as a percentage of total revenue. For further details regarding non-GAAP financial measures and a reconciliation to their most comparable GAAP measure, please see the Bank’s Management’s Discussion & Analysis for Fiscal 2022, available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

The extent to which each performance category target is met multiplied by its weighting determines the number of points earned. The total number of points earned is then multiplied by 85% of the President & CEO’s base salary to arrive at the short-term incentive award amount payable to the President & CEO (subject to any adjustments that the Board considers appropriate after considering applicable subjective measures). The target annual incentive award for the President & CEO is 85% of base salary with a maximum cap of 135% of base salary.

Further details respecting the performance metrics considered in determining the payments made to NEOs under the short-term incentive award program in respect of Fiscal 2022 and the payments made to NEOs thereunder in respect of each of the last three fiscal years of the Bank can be found below under the headings “Statement of Executive Compensation – Compensation Discussion and Analysis – Fiscal 2022 Incentive Awards Paid” and “Statement of Executive Compensation – Summary Compensation Table”, respectively.

Long-Term Incentive Awards

Under the Bank’s long-term incentive award program, NEOs (excluding the President & CEO) are eligible to participate in the Bank’s Employee Share Purchase Plan (the “ESPP”) and Executive Share Award Program (the “ESAP”), and the President & CEO participates in Chief Executive Officer Share Purchase Program (“CEOSPP”). All staff including the NEO’s, but excluding the President & CEO were awarded stock options during the fiscal year. Each of these programs is discussed in greater detail below.

Employee Share Purchase Program

The Bank maintains the ESPP, in which all employees of the Bank (excluding the President & CEO) are eligible to participate. The ESPP encourages ownership of the Bank’s securities and aligns the interests of employees, including NEOs (but excluding the President & CEO), more closely with those of Shareholders. Pursuant to the ESPP, employees can purchase Common Shares on the open market with up to an aggregate amount of twenty percent (20%) of their base salary and are eligible for a fifty percent (50%) reimbursement for the cost of such Common Shares. All Common Shares purchased by employees under the ESPP are to be held for a minimum of one year from the date of purchase. Reimbursement amounts paid to employees under the ESPP are a taxable benefit.

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Executive Share Award Program

The Bank’s employees at the vice president level and above (excluding the President & CEO) are eligible to participate in the ESAP. The objective of the ESAP is to encourage ownership of the Bank’s securities and to provide a long-term incentive that aligns the participant’s interests with those of Shareholders. At the end of each fiscal year, the President & CEO determines the number of Common Shares to be awarded to each participant as a long-term incentive. Such Share award will be determined by considering the results the Bank achieved relative to its long-term targets in the previous fiscal year and the results the participant obtained relative to his or her long-term incentive objectives. The participant will purchase a number of Shares equal to his or her Shares award on the open market and will be fully reimbursed for the cost of such Common Shares. All Common Shares purchased under the ESAP are to be held for a minimum of five years from the date of purchase, unless otherwise agreed in writing. Additionally, the Common Shares may be sold in the event of the participant’s death, retirement, resignation or termination. Reimbursement amounts paid to participants under the ESAP are a taxable benefit.

Stock Option Incentive Plan

The Corporation has a common share Stock Option Incentive Plan (“Stock Option Plan”), the purpose of which is to align the interests of the participants with the longer-term interests of the shareholders of the Bank. All NEOs are entitled to participate in the Stock Option Plan.

The Stock Option Plan provides a compensation opportunity that encourages share ownership. The Bank’s officers, employees and consultants are eligible to participate. As of February 24, 2023, there are 923,276 stock options outstanding pursuant to the Stock Option Plan.

Factors considered prior to granting additional stock options are an individual’s past and current performance, level of responsibility, internal equity, stock options previously granted, the cost of the stock options, stock options granted by Comparable Companies, and compensation survey information.

Chief Executive Officer Share Purchase Program

The objective of the CEOSPP is to encourage ownership of the Bank’s securities, and to provide a long-term incentive that aligns the President & CEO’s interests with those of Shareholders. Under the CEO Compensation Policy and Procedures, performance measurements for the long-term incentive award are approved by the HR Committee at the beginning of each fiscal year and each performance measure is assigned a weighting to reflect its relative importance to the Bank’s long-term success. At the end of each fiscal year, the Board on the advice of the HR Committee will determine the number of Shares to be awarded to the President & CEO as a long-term incentive. Such award will be determined by considering the results the Bank achieved relative to the performance measurements in respect of such fiscal year. In making this determination, the Board has discretion to adjust the long-term incentive award payable to the President & CEO on the basis of subjective measures, including the implementation of the Bank’s philosophy with respect to risk, enterprise risk management and corporate reputation, and the Board may also take into account any extraordinary circumstances.

The performance measures and relative weighting in respect of Fiscal 2022 are as outlined in the following chart:

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Long-Term Incentive Award Performance Measures

The extent to which each performance category target has been met multiplied by its weighting determines the number of points earned. The total number of points earned is divided by 100 and multiplied by 30,000 to determine the number of Shares awarded to the President & CEO (subject to any adjustments that the Board considers appropriate after considering applicable subjective measures). The President & CEO will purchase such number of Shares awarded to him under the CEOSPP on the open market and will be reimbursed for the full cost of such Shares. All Shares purchased under the CEOSPP are to be held for a minimum of five years from the date of purchase, unless otherwise agreed in writing. Additionally, such Shares may be sold in the event of death, retirement, resignation or termination (including termination as a result of a change of control). Reimbursement amounts paid to the President & CEO under the CEOSPP are a taxable benefit.

See “Statement of Executive Compensation – Summary Compensation Table” below for additional information concerning the long-term incentive awards paid to the NEOs in respect of each of the last three fiscal years of the Bank.

Other – Pension Supplement

Although the Bank does not have a formal pension plan, all employees of the Bank, including NEOs, are entitled to an annual cash payment in lieu of pension contributions. A pension supplement is considered a normal component of a competitive executive compensation arrangement. The pension supplement payment calculation for NEOs is based on a variety of factors, including age, life expectancy and current interest rates. The pension supplement amounts paid to each NEO in the previous fiscal year is described in the notes to the table found under “Statement of Executive Compensation – Summary Compensation Table” below.

Incentive Award Deferral and Clawback

All or a portion of any short-term incentive award payable to the Bank’s executives may be deferred until the anticipated benefit to the Bank to which the award is associated actually occurs. As well, the value of the long-term incentive award component of the Bank’s NEOs’ compensation is implicitly deferred, as Shares acquired thereunder must be held for a minimum of one year (in respect of the ESPP) and five years (in respect of the ESAP and CEOSPP).

In addition, the President & CEO’s employment agreement provides that the Board may, in its sole discretion, require the President & CEO to reimburse the Bank for incentive award compensation he received that was based on financial results that were subsequently subject to a material restatement.

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Changes to NEO Compensation

During the year, with the exception of the President & CEO, NEO’s received a long-term incentive in the form of stock options. See Part VI - Securities Authorized for Issuance Under Equity Compensation Plans below.

Purchase of Financial Instruments to Offset a Decrease in the Market Value of Equity Securities

The Bank’s NEOs and directors are not permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities of the Bank granted as compensation or held, directly or indirectly, by the NEO or director.

PERFORMANCE GRAPH

The following chart compares the cumulative Bank total shareholder return (“TSR”) on $100 invested in shares of Pacific & Western Bank (a predecessor by amalgamation to the Bank) on November 1, 2016, with the equivalent cumulative value invested in the Toronto Stock Exchange (“TSX”) composite index for the same period.

Summary:
	31-Oct-17	31-Oct-18	31-Oct-19	31-Oct-20	31-Oct-21	31-Oct-22
VB(1)	$100.00	$121.55	$113.28	$113.62	$254.83	$160.77
S&P/TSX Composite Index	$100.00	$93.77	$102.86	$97.22	$131.27	$121.22

Note:

(1)	The TSR return in respect of the Bank contemplates an investment in shares of Pacific & Western Bank on November 1, 2016, and the exchange of such shares for Shares in connection with the Amalgamation.

During the period November 1, 2016, to October 31, 2022, the Bank’s trend in total executive compensation, defined as base salary and incentive awards paid, increased to reflect the success of initiatives such as the Point-of-Sale Financing program, the Insolvency Trustee Integrated Banking (“TIB”) Services initiative and the overall Bank’s financial results.

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While the Bank believes TSR has an influence on total executive compensation, it does not expect a direct correlation will always exist between TSR and total executive compensation since other factors are considered when making executive compensation decisions. Those factors include changes to NEO responsibilities and corresponding increases in compensation, adjustments to compensation necessary to reflect changes in market conditions, and compensation paid to reward NEOs for results that may not be reflected immediately in TSR.

SUMMARY COMPENSATION TABLE

The following table sets forth all compensation earned by the Bank’s NEOs, for services to the Bank in Fiscal 2022.

Name and principal position(1)	Year	Salary ($)	Share- based awards ($)	Option- based awards(2) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Annual incentive plans ($)	Long- term incentive plans ($)
David Taylor	2022	700,000	nil	nil	756,067(4)	461,999(5)	nil	645,073(6)	2,563,140
	2021	650,000	nil	nil	670,000	651,633	nil	499,201	2,470,834
President & CEO	2020	632,000	nil	nil	670,000	402,147	nil	389,683	2,093,809
(Avstar Inc.)(3)

Shawn Clarke	2022	350,000	nil	97,650	350,000(4)	20,000(7)	nil	317,033(8)	1,134,683
	2021	315,000	nil	nil	300,000	29,831	nil	275,026	919,857
Chief Financial Officer	2020	295,000	nil	nil	225,000	25,800	nil	189,962	735,762

Nick Kristo	2022	271,500	nil	80,135	190,000(4)	20,401(7)	nil	251,716(9)	813,753
	2021	258,500	nil	nil	170,000	30,142	nil	223,395	682,037
Chief Credit Officer	2020	252,000	nil	nil	137,000	17,507	nil	161,960	568,467

Michael Dixon	2022	271,500	nil	80,135	230,000(4)	20,000(7)	nil	249,911(9)	851,546
	2021	258,500	nil	nil	180,000	29,791	nil	206,220	674,511
Senior Vice President, Point-of-Sale Financing	2020	252,000	nil	nil	143,000	22,255	nil	159,167	576,422
Jonathan Taylor	2022	169,688(10)	nil	80,135	160,000(4)	20,000(7)	nil	244,256(9)	674,079
	2021	132,768	nil	nil	nil	nil	nil	3,410	136,178(11)
Chief Human Resources Officer	2020	252,000	nil	nil	150,000	25,800	nil	158,723	586,532

Notes:

(1)	Name and Principal Position as at October 31, 2022.

(2)	The value of one option at October 31, 2022 was $3.10.

(3)	Avstar Inc. is David Taylor’s personal holding company.

(4)	See section below entitled “Fiscal 2022 Incentive Awards Paid”.

(5)	This amount is the cost of Shares acquired pursuant to the terms of the CEOSPP. The Shares must be held for a period not less than five years, subject to certain exceptions.

(6)	Of this amount, $611,640 was the amount of pension supplement paid to David Taylor.

(7)	This amount was paid as a reimbursement for the cost of Shares acquired pursuant to the terms of the EASP. The Shares much be held for a period not less than five years, subject to certain exceptions.

(8)	Of this amount, $298,480 was the amount of pension supplement paid to Shawn Clarke.

(9)	Of this amount, $232,423 was the amount of pension supplement paid to each of Nick Kristo, Michael Dixon and Jonathan Taylor.

(10)	Jonathan Taylor’s consulting company, HREQ Solutions Inc. also received $112,796 in fees in fiscal 2022.

(11)	Jonathan Taylor’s consulting company, HREQ Solutions Inc. also received $557,026 in fees in fiscal 2021.

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Fiscal 2022 Incentive Awards Paid

The following summarizes key rationale for the incentive award paid to each NEO for Fiscal 2022:

David Taylor, President & CEO

Short-Term Incentive Award

Mr. D. Taylor led the Bank to another record year despite the lingering challenges presented by the COVID-19 pandemic. Staff continued to work effectively from home and the Bank was successful hiring 27 new staff members. All key performance targets related to Shareholder Value as set out in the Bank’s Fiscal 2022 Business Plan were met or exceeded. Targets included earnings per common share, return on common equity and net interest margin.

Operational targets such as loan and deposit growth were substantially exceeded while operating well within the banks low risk appetite. The Bank’s efficiency target was negatively affected by the ongoing economic impact of the pandemic and expenses associated with entering the USA market. Under Mr. D. Taylor’s guidance and oversight the Bank’s credit quality, net interest margin and capital position relative to other banks in Canada, continued to be outstanding.

Leadership performance targets were all exceeded. The Bank’s new initiatives continued to enhance the Bank’s profitability. Progress continued in the development and introduction of the Bank’s innovative digital deposit receipts. The Bank’s Insolvency Trustee Banking deposits grew significantly and together with other deposits increased by 43% in 2022. In addition, the Commercial Lending and Point-of-Sale Financing teams had another successful year growing their portfolios in total by 42%.

Long-Term Incentive Award

All expectations concerning Mr. D. Taylor’s long-term incentive targets were met or exceeded. During the year, the Bank entered into an agreement to purchase a Federally licensed USA bank to facilitate it expanding its lending and deposit business into one of the world’s largest markets. DRT Cyber Inc. continued to grow and evolve its operations to ensure the Bank’s cyber security remains leading edge and to potentially revolutionize the commercial cyber security space.

Despite the lingering effects of the pandemic, under Mr. D. Taylor’s leadership and vision, the Bank performed very well in F2022 and made considerable progress towards its goal to become a leading North American digital bank.

Shawn Clarke, Chief Financial Officer

As CFO Mr. Clarke is responsible for corporate development, including administration of the Bank ‘s mergers & acquisition activities, financial planning & analysis, financial and management reporting, maintenance of accounting records, internal control over financial reporting, regulatory reporting and tax compliance.

Mr. Clarke originally joined VersaBank in 2005 and has held progressively senior positions in corporate development, technology, risk, and finance over his tenure with the Bank. In 2017 Mr. Clarke was appointed Chief Financial Officer and was charged with, amongst other initiatives rebuilding the Bank’s financial planning function as well as leading the Bank’s adoption of IFRS 9 Financial Instruments.

Over the course of fiscal 2022 Mr. Clarke made a strong contribution to advancing the Bank’s growth strategy in the United States through his leadership in the establishment and conduct of the due diligence process related to the acquisition of a US bank which included establishing the nature and scope of the required due diligence materials for the purpose of assessing the risks and benefits of the opportunity, overseeing the review and analysis of the procured due diligence materials, subsequently leading the business financial assessment and valuation processes, and working closely with CEO to establish purchase pricing.

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Additionally, Mr. Clarke led the development of a comprehensive business plan that set out the contemplated business activities and initiatives that will drive the Bank’s growth in the United States over the course of a three-year planning horizon. This effort included, but was not limited to; the design and development of a management plan and governance structure including the establishment of board and management teams for both the US bank and the bank holding company as well as board and management committees for the bank; the development of an internal control system framework for the bank; the development of a financial management plan to guide capital and earnings targets, liquidity and funds management, as well as credit and market risk management; the development of financial projections that set out the bank’s financial performance and condition over the course of the contemplated three-year planning horizon as well as the performance of stress and sensitivity analysis on same. The US bank business plan also served as a key source document in the development of the various regulatory applications required for approval of the acquisition of the US bank, the development of which Mr. Clarke also made a substantial contribution.

Further, Mr. Clarke met or exceeded all performance objectives assigned to him and made a strong contribution to the Bank’s Fiscal 2022 operating performance through his leadership and guidance in the areas of performance planning and analysis, as well as financial and capital management.

Michael Dixon, Senior Vice President, Point-of-Sale Financing

In his role as Senior Vice President, Point-of-Sale Financing Mr. Dixon is responsible for the strategic management, oversight and overall performance of the Bank’s Point-of-Sale Financing activities.

Over the course of Fiscal 2022, the Point-of-Sale Financing team successfully navigated through an increasingly competitive and increasing-rate marketplace as well as the evolving challenges presented by COVID-19, including ensuring operational continuity while staff worked remotely for the first half of the year. Despite these challenges, the Point-of-Sale Financing team substantially exceeded all of its objectives for asset growth, income, expenses, and portfolio risk management.

Under Mr. Dixon’s leadership, Point-of-Sale Financing increased its receivable purchase volume by more than 120% over the previous year, which led to overall asset growth of more than 74%, all while maintaining no delinquencies and zero losses throughout the year. As at October 31, 2022, Point-of-Sale Financing assets equated to more than 75% of the Bank’s total lending assets.

Through Fiscal 2022, Point-of-Sale Financing added new vendor partners, including the bank’s first Point-of-Sale Financing program in the U.S., and Mr. Dixon led the successful restructuring of several existing partner programs including minimum volume agreements, all of which provide the opportunity for continued material organic growth within the Point-of-Sale Financing group. In addition, Mr. Dixon has been tasked with further expanding the bank’s Point-of-Sale Financing products into the U.S., which will assist in obtaining the long-term objectives of the Bank.

Nick Kristo, Chief Credit Officer

In his role as Chief Credit Officer, Mr. Kristo is responsible for the credit risk management of the Bank’s lending portfolio. Over the course of fiscal 2022, Mr. Kristo played a key role with the Bank’s loan growth in an increasingly challenging economic environment through efficient management of loan provisions and increased risk monitoring and client relief programs.

Credit policy, risk monitoring and risk management frameworks continue to evolve to assist in the support of the growth of both the Commercial Banking and Point-of-Sale loan portfolios. VersaBank had achieved record loan levels during the fiscal period while maintaining a loan portfolio that benefited with limited delinquency, no impaired loans and no credit losses.

Mr. Kristo continues to promote the credit risk culture to staff and ensures that the Bank operates within the tolerances established within VersaBank’s credit risk appetite.

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Jonathan Taylor, Chief Human Resources Officer

In his role as Chief Human Resources Officer, Mr. J. Taylor is responsible for the management of all human resources matters within the VersaBank group of companies. He also provides support to the Conduct Review, Governance and HR Committee and attends, as an ex-officio participant, all Committee meetings. During fiscal 2022 Mr. J. Taylor made a significant contribution in all areas for which he was responsible.

Pandemic related human resources challenges were well managed and Mr. J. Taylor was effective in supporting and advising the senior management team throughout the year on a variety of matters. Twenty-seven new employees were hired during the year and turnover levels remain among the lowest in the industry.

Mr. J. Taylor was an effective member of the senior management team responsible for the US Bank acquisition and preparation for US Bank license approval.

In his capacity as Senior Advisor to the Deposit Services Team, he provided support as needed to the President & CEO and senior deposit operations management.

Overall, Mr. J. Taylor was a key senior management team member throughout the year and made an important contribution to the Bank’s progress in fiscal 2022.

TERMINATION AND CHANGE OF CONTROL BENEFITS

The following table sets out the estimated amount of potential payments to the NEOs if their termination or change of control clauses or retirement clauses were triggered on October 31, 2022. Further detail regarding the termination clauses in each NEO’s employment agreement is set out under “Termination and Change of Control Benefits – Employment Contracts” below.

Name	Entitlement ($)
	Termination	Change of control	Retirement
David Taylor(1)	$4,726,957	$4,726,957	$900,000
Shawn Clarke(2)	$1,049,883	nil	nil
Michael Dixon(2)	$950,394	nil	nil
Nick Kristo(2)	$1,055,165	nil	Nil
Jonathan Taylor(2)	$345,729	nil	nil

Notes:

(1)	In the case of termination without cause or in the case of change of control, whereby the employment agreement will be deemed to be terminated, any outstanding unvested stock options shall also become exercisable at the date of termination. In addition, all stock options held by Mr. D. Taylor shall expire on the earlier of the expiry date and two years from such date of termination. Further, at the option of Mr. D. Taylor, any stock options are to be redeemed by the Bank at a price calculated as the difference between the stock option exercise price and the average price of the Shares for the four trading days prior to the date of termination and the termination date.

(2)	In the case of termination without cause.

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Employment Contracts

At October 31, 2022, each of David Taylor, Shawn Clarke, Michael Dixon, Nick Kristo and Jonathan Taylor had an Executive Employment Agreement with the Bank. The following tables outline the key terms of such agreements.

David Taylor
Position	President & CEO
Annual salary	$700,000
Annual short-term incentive awards	Discretionary
Annual long-term incentive awards	Entitled to participate in the CEOSPP.
Other benefits	Entitled to usual benefits provided to executives.
Retirement	Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan). Entitled to receive a retirement allowance of $900,000.
Termination	If Mr. D. Taylor’s employment with the Bank is terminated without cause, he is to receive an amount equal to 24 months total compensation less any withholding taxes and other required deductions. Mr. D. Taylor is to immediately receive this amount if the Bank is sold, subject to a change of control, merged or liquidated, or if its normal operations are changed in such a manner so as to eliminate Mr. D. Taylor’s services or the President & CEO position. For the purpose of this termination clause ‘total compensation’ is to include annual salary and allowances and shall include incentive awards and pension supplement paid or approved to be paid in each case during the 24 months immediately preceding the termination date. In addition, all options to purchase shares of the Bank held by Mr. D. Taylor shall become exercisable on the date of termination and expire on the earlier of the original expiry date of the options or two years after the termination date. Alternatively, at Mr. D. Taylor’s discretion, these options are to be repurchased by the Bank at a price calculated as the difference between the option exercise price and the average price of the Shares for the four trading days prior to the termination date and the termination date.

Shawn Clarke
Position	Chief Financial Officer
Annual salary	$350,000
Annual short-term incentive awards	Discretionary
Annual long-term incentive awards	Entitled to participate in the ESPP and the ESAP.
Other benefits	Entitled to usual benefits provided to executives.
Retirement	Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).
Termination	If Mr. Clarke’s employment is terminated without cause, he is to receive an amount equal to one month’s total compensation for each completed year of service, with a minimum of 12 months and a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause ‘total compensation’ is to include Mr. Clarke’s then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and all allowances paid.

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Nick Kristo
Position	Chief Credit Officer
Annual salary	$271,500
Annual short-term incentive awards	Discretionary
Annual long-term incentive awards	Entitled to participate in the ESPP and the ESAP.
Other benefits	Entitled to usual benefits provided to executives.
Retirement	Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).
Termination	If Mr. Kristo’s employment is terminated without cause, he is to receive an amount equal to one month’s total compensation for each completed year of service, with a minimum of 12 months and a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause ‘total compensation’ is to include Mr. Kristo’s then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and any and all allowances paid.

Michael Dixon
Position	Senior Vice President, Point-of-Sale Financing
Annual salary	$271,500
Annual short-term incentive awards	Discretionary
Annual long-term incentive awards	Entitled to participate in the ESPP and the ESAP.
Other benefits	Entitled to usual benefits provided to executives.
Retirement	Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).
Termination	If Mr. Dixon’s employment is terminated without cause, he is to receive an amount equal to one month’s total compensation for each completed year of service, with a minimum of 12 months and a maximum of 24 months total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause ‘total compensation’ is to include Mr. Dixon’s then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and any and all allowances paid.

Jonathan Taylor
Position	Chief Human Resources Officer
Annual salary	$271,500
Annual short-term incentive awards	Discretionary
Annual long-term incentive awards	Entitled to participate in the ESPP and the ESAP.
Other benefits	Entitled to usual benefits provided to executives.
Retirement	Entitled to receive an annual pension supplement payment (the Bank does not have a pension plan).
Termination	If Mr. Taylor’s employment is terminated without cause, he is to receive an amount equal to six month’s total compensation, less any withholding taxes and other required deductions. For the purpose of this termination clause ‘total compensation’ is to include Mr. Taylor’s then current base salary, an amount equivalent to the most recent incentive award paid, benefits, vehicle benefit, pension supplement and any and all allowances paid.

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PART V – STATEMENT OF DIRECTOR COMPENSATION

In Fiscal 2022, non-management directors were compensated for acting as directors of the Bank through a combination of methods including: base retainer; Chair and director Board retainers; Committee member and Committee Chair annual retainers; excess meeting fees; and a director share purchase program (the “DSPP”). The director compensation fees set out in the tables below reflect those in place as at October 31, 2022. Annual retainers were paid to directors, excluding the President & CEO, on the following basis for Fiscal 2022. Remuneration paid to the President & CEO of the Bank, Mr. D. Taylor, is included in the Summary Compensation Table above. Mr. D. Taylor is not compensated as a director of the Bank.

Base Retainer

Retainer ($)
Director (including Chair of the Board)	15,120

Board Retainer

Retainer ($)
Chair of the Board	144,170
Director	23,630

Committee Retainers

Retainer ($)
Audit Committee Chair	33,920
Risk Oversight Committee Chair	29,510
HR Committee Chair	29,510
Innovation and Technology Committee Chair	29,510
Audit Committee Member	22,680
Risk Oversight Committee Member	20,160
HR Committee Member	20,160
Innovation and Technology Committee Member	20,160

Excess Meeting Fees

The retainers outlined were based on the assumption of a fixed number of meetings occurring during the fiscal year. If the fixed number of meetings were exceeded during the year, directors, excluding the President & CEO, were paid meeting attendance fees as follows:

Per Meeting Fee ($)
Board > 10 Board meetings during the year	1,365
Audit Committee > 6 meetings during the year	1,890
Risk Oversight Committee > 6 meetings during the year	1,575(1)
HR Committee > 6 meetings during the year	1,575
Innovation and Technology Committee > 6 meetings during the year	1,575
Directors – Attendance at special meetings such as the Meeting and with the Office of the Superintendent of Financial Institutions (OSFI)	1,365

Note:

(1)	Meeting attendance fees are $945 per meeting for credit review only meetings.

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In addition, for Fiscal 2022, the DSPP provided that directors of the Bank, other than the President & CEO, were eligible for reimbursement for the purchase of Shares and/or preferred shares of the Bank. Reimbursement under the DSPP is equal to 50% for Shares and preferred shares of the Bank purchased on the open market, up to a total annual maximum reimbursement amount of $10,400.00. All securities purchased under the DSPP are required to be held for a minimum of one year from the date of purchase.

The Bank pays the membership costs for each of its directors to belong to the Institute of Corporate Directors, and customary payments for mileage and travel time for attending meetings and expense reimbursements for out-of-pocket travel costs incurred in connection with attending meetings. Each director is also entitled to a reimbursement of up to $5,000 annually toward a relevant training and development program of their choice, in accordance with the Director Orientation and Professional Development Program (see “Corporate Governance – Orientation and Continuing Education” below).

The following table sets out the compensation provided to directors for Fiscal 2022:

Name	Fees earned ($)	Share-based awards ($)	All other compensation ($)	Total ($)
Hon. Thomas A. Hockin	160,655	nil	900(1)	161,555
Gabrielle Bochynek	67,940	nil	620(1) 10,400(2)	78,960
Robbert-Jan Brabander	92,095	nil	620(1) 10,400(2)	103,115
David A. Bratton	77,290	nil	900(1) 7,807(2)	85,997
R. W. (Dick) Carter	45,260	nil	900(1) 10,400(2)	56,560
Peter M. Irwin	90,245	nil	1,240(1) 10,400(2)	101,885
Richard H. L. Jankura	45,110	nil		45,110
Arthur Linton	61,640	nil	930(1) 10,400(2)	72,970
Susan T. McGovern	88,100	nil	620(1) 10,400(2)	99,120
Paul G. Oliver	90,460	nil	1,2401) 10,400(2)	102,100

Notes:

(1)	This is an amount representing travel time.

(2)	This is an amount reimbursed pursuant to the DSPP.

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Part VI – Securities Authorized for Issuance Under Equity Compensation Plans

INCENTIVE PLAN AWARDS

Stock Option Incentive Plan

As a result of the Amalgamation, the Bank maintained two stock option plans, consisting of the stock option plan of Pacific & Western Bank and the stock option plan of PWC (collectively, the “Predecessor Stock Option Plans”). As of October 31, 2022, there were 40,000 options outstanding under the Predecessor Stock Option Plans. On April 24, 2019, the Shareholders were not asked to re-approve the Predecessor Stock Option Plans at the annual meeting of Shareholders. Accordingly, the Bank is no longer able to grant any further options under either plan.

On April 21, 2021, the shareholders approved a new Omnibus Long-Term Incentive Plan (the “LTIP”) which allows for Shares to be issued up to a maximum of 10% of the then outstanding Shares. As of October 31, 2022, 925,766 shares had been issued under the LTIP.

The following table lists the number of Shares to be issued upon the exercise of outstanding stock options, the weighted-average exercise price of the outstanding stock options, and the number of Shares remaining for future issuance under equity compensation plans of the Bank as at October 31, 2022. No preferred shares of the Bank are issuable pursuant to any of the Bank’s equity compensation plans. Additional information on the Stock Option Plans can be found above under “Statement of Executive Compensation – Stock Option Incentive Plan”.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by Shareholders	40,000(1) 925,766(2)	7.00 15.90	1,758,812(3)
Equity compensation plans not approved by Shareholders	n/a	n/a	n/a
Total	965,766	15.53	1,758,812

Notes:

(1)	This figure is as of October 31, 2022, and represents 0.14% of the issued and outstanding Shares as of such date. This amount represents a grant which was issued under a legacy plan. These options are set to expire on October 31, 2023.

(2)	This figure is as of October 31, 2022 and represents 3.39% of the issued and outstanding Shares as of such date.

(3)	The maximum number of options available for issuance under the Stock Option Plan is a rolling 10% of issued and outstanding Shares. As of October 31, 2022, options to acquire 2,724,578 Shares is the maximum number of options that could be outstanding under the Stock Option Plan.

The following table sets outs the burn rate percentage in respect of equity securities under the Stock Option Plans for the fiscal years ended 2022, 2021, and 2020.

	Stock Option Plans
	2022	2021	2020
Burn Rate(1)	3%	0%	0%

Note:

(1)	The number of awards granted each year, expressed as a percentage of the weighted average number of outstanding Shares at the end of the fiscal year.

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The following tables set out for each NEO the stock options outstanding at October 31, 2022, and the value of compensation paid to each NEO under the Stock Option Plans in Fiscal 2022.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)
David Taylor(1)	40,000	7.00	Oct. 31, 2023	$116,800
Shawn Clarke	31,500	15.90	December 31, 2026	$0
Michael Dixon	25,850	15.90	December 31, 2026	$0
Nick Kristo	25,850	15.90	December 31, 2026	$0
Jonathan Taylor	25,850	15.90	December 31, 2026	$0

Notes:

(1)	All of Mr. D. Taylor’s stock options are governed by the Stock Option Plans and are fully-vested as of the date hereof.

	Option-based	Non-equity incentive
	awards – Value	plan
	vested during the	compensation – Value
	year	earned during the year
Name	($)	($)
David Taylor	nil	n/a
Shawn Clarke	nil	n/a
Michael Dixon	nil	n/a
Nick Kristo	nil	n/a
Jonathan Taylor	nil	n/a

Name	Number of Options vested during Fiscal 2022	Expiry Date	Vesting date during Fiscal 2022	Exercise price at time of vesting ($)	Market price of Shares at time of vesting ($)
David Taylor	n/a	n/a	n/a	n/a	n/a
Shawn Clarke	n/a	n/a	n/a	n/a	n/a
Michael Dixon	n/a	n/a	n/a	n/a	n/a
Nick Kristo	n/a	n/a	n/a	n/a	n/a
Jonathan Taylor	n/a	n/a	n/a	n/a	n/a

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PART VII – INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

AGGREGATE INDEBTEDNESS OUTSTANDING

The table below shows the aggregate indebtedness to the Bank or its subsidiaries of all officers, directors, employees and former officers, directors and employees as at February 24, 2023.

AGGREGATE INDEBTEDNESS ($)(1)(2)
Purpose	To the Bank or its subsidiaries	To another entity
Share purchases	1,537,667(3)(4)	n/a
Other	3,972,588	n/a

Notes:

(1)	Routine indebtedness, as defined under Canadian securities laws, has not been reported.

(2)	Subject to restrictions under applicable laws, employees are eligible for loans at an interest rate of 50 basis points over cost of funds to assist them with home purchases and to assist with other credit requirements. Lending limits for employees are, like those for other customers, based on household income and risk profile.

(3)	To the knowledge of the Bank, the amount shown represents loans in connection with the purchase of securities of the Bank.

(4)	Of this amount, $500,000 was previously a loan extended for an “other” purpose, which was subsequently combined and is now included in the aggregate indebtedness total attributable to share purchases.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

				Financially
		Largest	Amount	assisted
		amount	outstanding	securities		Amount
		outstanding	as at	purchases		forgiven
	Involvement	during Fiscal	February 24,	during Fiscal		during Fiscal
	of	2022	2023	2022	Security for	2022
Name and principal Position(1)(2)	the Bank	($)	($)	(#)	indebtedness	($)
Securities purchase programs
David Taylor President & CEO	Bank as Lender	1,300,000	1,500,000(3)	nil	n/a	nil
Jonathan Taylor Chief Human Resources Officer	Bank as Lender	37,666.67	37,666.67 (4)
Other programs
David Taylor (Avstar Inc.) President & CEO	Bank as Lender	2,400,000	2,400,000(5)	nil	n/a	nil

Notes:

(1)	Under applicable Canadian securities laws, “executive officer” means an individual who is: a chair, vice chair or president; a vice president in charge of a principal business unit, division or function; or, performing a policy-making function in respect of the Bank.

(2)	Routine indebtedness, as defined under Canadian securities laws, has not been reported in this table.

(3)	This amount reflects the combination of previously separate loans. $800,000 of this amount represents a personal loan to purchase Shares. $500,000 of this amount represents a personal loan under other programs. The loan of $1,300,000 is provided at the Bank’s 5 year rate plus 0.50% fixed at 2.62%, repayable on demand. The loan is evidenced by an unsecured promissory note. An additional loan in the amount of $200,000 was granted to Mr. Taylor on February 6, 2023 at the fixed rate of 3.81% for a term of 5 years and is evidenced by an unsecured promissory note. Mr. D. Taylor is currently a director and he is nominated for re-election to the Board at the Meeting.

(4)	This amount represents a loan originally funded in the amount of $160,000 in February 2007 for the purchase of shares. It was renewed in March 2022 for a 5 year term at a fixed rate of 2.62%

(5)	Amount represents a related party loan at the Bank’s 5 year rate plus 0.50% fixed at 2.51%. The loan is secured by a fixed charge collateral first mortgage.

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PART VIII – INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Bank, no informed person (as defined in NI 51-102) of the Bank, no proposed director or executive officer of the Bank, nor any associate or affiliate of any informed person or any proposed director or executive officer of the Bank, has any interest, direct or indirect, in: (i) any transaction since the commencement of the Bank’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Bank or any of its subsidiaries; or (ii) by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors.

PART IX – AUDIT COMMITTEE

Audit Committee Information & Disclosure is provided on pages 21 to 27 of the Bank’s Annual Information Form for Fiscal 2022, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

PART X – CORPORATE GOVERNANCE

Board of Directors

A director is considered to be independent where the Board determines that the director has no direct or indirect material relationship to the Bank or its subsidiaries. “Material relationship” is defined in National Instrument 52-110 – Audit Committees as any relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director’s independent judgment. Annually, the Board, in consultation with the HR Committee, reviews a director’s relationship with the Bank in order to determine whether the director is or continues to be independent.

Every member of the Board, with the exception of Mr. D. Taylor, is independent. Mr. D. Taylor is the President & CEO of the Bank, and, by virtue of his executive officer position, he has a material relationship to the Bank and is not independent.

The current Chair of the Board, The Honourable Mr. Hockin, is an independent director. The roles and responsibilities of the Chair are set out in the Mandate of the Chair of the Board (a copy of which can be found on the Bank’s website). The Chair is to exemplify the Board responsibility for the stewardship of the Bank. Among other duties, the Chair is to liaise with management of the Bank for the purpose of setting meetings of the Board and is to lead the meetings, and he is to ensure that the responsibilities of the Board and management, and the boundaries between them, are well understood and respected. The Chair is also to ensure the Board works as a cohesive team and is to provide the leadership to achieve this, and he is to encourage the active participation of all members. The Chair is to ensure that there are adequate resources available to support the work of the Board, and to ensure that procedures are adopted to ensure that the Board can conduct its work effectively and efficiently. Further, the Chair is to ensure that a process is in place by which the effectiveness of the Board, and the contribution of individual directors, is assessed, and to ensure that where functions are delegated to committees, the functions are carried out and results are reported to the Board.

During Fiscal 2022, the Bank continued its practice of concluding each quarterly Board meeting with the independent directors of the Bank and each meeting of the committees by holding an in-camera session without the non-independent director or any other member of management present. In addition, in order for independent directors of the Board and each committee to have a forum in which to address issues or concerns, the Board and each committee has discretion to conclude all Board meetings and each meeting of the committees with an in-camera session without management and non-independent directors present. During the year, the Board held five such in-camera meeting sessions, including the four regularly scheduled quarterly meetings. Each committee is required to hold in-camera sessions at quarterly meetings, as stipulated in their respective mandate. During the year each committee held five such in-camera meeting sessions, with the exception of the Risk Oversight Committee and the Innovation and Technology Committee which held four in-camera meeting sessions.

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Position Descriptions and Mandates

The Bank has Board approved Mandates for the Chair of the Board and for the Chair of each Board committee and for each committee (copies of which can be found on the Bank’s website). The Board has also approved written job descriptions for various senior management roles, including the President & CEO. The job description of the President & CEO outlines his responsibilities, both generally and with respect to business planning and marketing, human resource policies and human resource management, enterprise risk management, legal and regulatory environment, and reporting to the Board. Also attached to the President & CEO’s job description is a detailed chart of authorities that outlines the approval process for various control and strategic requirements and proposals.

Level of Share Ownership Required

Within five years of the later of May 1, 2017, or the date of appointment, directors are expected to accumulate Shares and/or preferred shares equivalent to five times the Board retainer. The Chair is expected to accumulate Shares and/or preferred shares equivalent to three times his respective Board retainer within the same time frame. For purposes of determining compliance with this requirement, the director’s Shares are valued at the higher of cost or market value at October 31 annually.

Ethical Business Conduct

The Board has adopted a written Code of Conduct for the directors, officers, and employees of the Bank. The Code of Conduct is available with the Bank’s other publicly disclosed documents at www.sedar.com and on the Bank’s website at www.versabank.com/codes-and-commitments. A copy may also be requested by contacting the Bank’s Corporate Secretary at the registered office of the Bank (Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2).

The Board has delegated compliance oversight to the Chief Compliance Officer. On a quarterly basis, the Board receives a Compliance Report from the Chief Compliance Officer. Any matters of non-compliance form part of the report. The Board also receives an annual confirmation from the Chief Human Resources Officer with respect to compliance with the Code of Conduct during the preceding year.

A primary element within the Code of Conduct is a section with respect to conflicts of interest. This section provides a definition of conflict of interest, including a cross-reference to the Bank’s Related Party Transactions Policy & Procedures. The conflict of interest section within the Code of Conduct provides details on the procedure to be followed if a conflict of interest situation arises, with the basic premise being the elevation of notice respecting the situation up to the Board. A list of conflict of interest matters is maintained by the legal department, and each director and officer of the Bank is required to annually attest that he or she is not a party to a material contract or proposed material contract, and is not a director or officer of any entity who is, and does not have a material interest in any person who is, a party to a material contract or proposed material contract with the Bank.

The Bank has also adopted anonymous employee reporting procedures which allows employees and officers of the Bank to anonymously and confidentially report, in writing, suspected unethical or improper conduct in violation of the Code of Conduct to the Chair of the HR Committee, as well as concerns regarding accounting or auditing matters to the Chair of the Audit Committee.

Nomination of Directors

Currently, the HR Committee, comprised entirely of independent directors, sets criteria for the selection of directors to ensure that the competencies, skills and personal qualities of the Board members allows the Board to discharge its duties and adds value to the Bank. In that regard, the HR Committee has developed a Directors Skill and Competencies Matrix (“Skills Matrix”). The Skills Matrix is reviewed and updated at least annually. The Skills Matrix below shows the principal areas of experience and expertise that each of the nominees brings to the Board.

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From time to time it is both necessary and desirable for new director candidates to be identified and appointed to the Board. The HR Committee, with input from the President & CEO, evaluates the needs of the Board in accordance with the Skills Matrix and seeks out candidates with suitable backgrounds and strengths to fill those needs. The credentials of the identified candidate(s) are reviewed and discussed by the HR Committee, and are compared against the current needs of the Board. Any conflicts or impediments, as well as the time expected and required of directors, are addressed. The Chair of the HR Committee reports the HR Committee’s recommendation to the full Board. If thought advisable, the full Board approves the appointment of the identified candidate as a director, subject to a positive result on background checks as required by the Bank’s Assessment Policy for Responsible Persons.

Director Term Limits and Other Mechanisms of Board Renewal

While the Board recognizes the objective of term limits in encouraging director independence, preventing entrenchment and promoting diverse perspectives, the Board is of the view that the adoption of arbitrary term limits unreasonably discounts the value, skills and insights offered by retaining experienced board members. Accordingly, the Board believes the Bank and its shareholders are better served through the employment of a measured approach to Board renewal, including a focus on the board competencies required to support the achievement of the Business Plan and the use of a rigorous annual Board and director performance assessment process.

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Diversity on the Board and in Senior Management Positions

Board

The Bank’s Board recognizes the value of having a diverse roster of directors for effective decision making, and views diversity at the board level as an important element in strong corporate governance. Although diversity has always been a factor considered in the nomination of directors, the Board adopted the Board and Senior Management Diversity Policy (the “Diversity Policy”) with the goal of increasing the number of women who serve as directors on the Board.

In accordance with the Diversity Policy, in reviewing Board composition the HR Committee is to consider all aspects of diversity, including skills, experience, gender, age, ethnicity and geographic background. The HR Committee also considers the balance of skills background, experience and knowledge on the Board and the diversity representation of the Board as part of the annual performance and effectiveness evaluations of the Board and committees.

The Diversity Policy has set a target that at least 25% of independent directors on the Bank’s Board be women. As at October 31, 2022, the Board had two female directors, representing 22% of independent directors (22% in Fiscal 2021). The Board recognizes a number of directors may retire in the next few years which will present an opportunity to further increase the number of women on the board and exceed the policy objective.

Senior Management

The Bank and its Board recognize and embrace the benefits of having a diverse senior management team for effective decision making, and view diversity at the senior management level as an important element in the effective management of the Bank’s activities. A diverse senior management team will include and make use of differences in skills, experience, gender, age, ethnicity and geographic background. In this regard, the Bank considers the representation of women in senior management when identifying potential candidates.

The Diversity Policy has set a target that at least 25% of the senior management team be women. As at October 31, 2022, 5 of 19 members of senior management (26%) were women (32% in Fiscal 2021). The Board, through recommendations by the HR Committee, annually reviews the Diversity Policy objectives and targets as set out in the Diversity Policy.

Compensation

As noted above, the Bank currently has an HR Committee comprised entirely of independent directors. As part of its Mandate, this Committee is to assess the level and nature of directors’ fees, as well as other compensation.

In addition, the HR Committee annually reviews the compensation of the President & CEO and recommends the compensation to be set for the President & CEO to the Board for approval. The Committee annually approves, at the beginning of the fiscal year, performance measurements for calculating the annual incentive award of the President & CEO, and recommends to the Board any incentive award payable to the President & CEO.

In addition, part of the HR Committee’s mandate is to review officer and management appointments to ensure that the Bank has enough experienced and skilled personnel to carry out its business activities in a prudent manner, and to assess the suitability and integrity of officers in accordance with the Bank’s Assessment Policy for Responsible Persons. The HR Committee reviews employee, including officers’, compensation ranges and benefit programs and aggregate employee incentive awards. Additional information on this subject can be found above, including in the sections titled “Executive Compensation Philosophy” and “Decision Making Process”. The HR Committee is also responsible for an annual review of a number of human resources related Board approved policies, including the Compensation Plan for all employees. The Compensation Plan addresses the base salary component of the total compensation package and other significant benefits and programs.

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Other Board Committees

In addition to the Audit Committee and the HR Committee, the Bank also has a Risk Oversight Committee and an Innovation and Technology Committee.

The Risk Oversight Committee is currently comprised of three independent directors: Richard Jankura (Chair), Robbert-Jan Brabander, and Peter Irwin. The Risk Oversight Committee is responsible for oversight of the Bank’s Enterprise Risk Management Framework and Risk Appetite Framework, and reviewing policies developed and implemented for identifying, evaluating, measuring and managing the significant risks to which the Bank is exposed, and ensuring that those policies remain appropriate and prudent. It is responsible for recommending and reviewing, at least annually, all policies governing management of credit risk, market risk, structural risk, and liquidity and funding management risk, to ensure that they remain prudent and appropriate and are being adhered to.

The Innovation and Technology Committee is comprised of three independent directors: Robbert-Jan Brabander (Chair), Art Linton and Susan McGovern. The Innovation and Technology Committee is responsible for assisting the Board in operational risk management by monitoring the development and implementation of the Bank’s Operational Risk Management Framework to manage against operational risks to which the Bank is exposed. The Innovation and Technology Committee assists in ensuring that management has effective policies, processes and procedure to manage information technology risks.

Assessments

The Mandate of the HR Committee provides that the members of the Board are required to complete an annual confidential assessment whereby each director is asked to complete a Board and committee performance assessment survey. The Board utilizes the services of an independent consultant to conduct the board assessment process. The consultant utilizing an online survey tool, circulated the assessment materials and the assessments were returned directly to the consultant. The consultant also conducted a telephone interview with each Board member. The consultant then compiled the information and prepared a report on the results of the assessments which was then discussed by the HR Committee and the full Board. The HR Committee follows up on recommendations that arise from the assessment process.

In addition, and in accordance with the Mandate of the Chair of the Board, the Chair of the Board conducts an annual assessment of the performance of the President & CEO of the Bank, and the results of that assessment are reviewed by the full Board.

Orientation and Continuing Education

The Director Orientation and Professional Development Program is designed to enhance the directors’ knowledge of, and ability to execute their responsibilities to, the Bank. All new directors are assigned an existing board member as a mentor and are provided with a package of information, including information respecting Board and committee composition, management information, and other relevant policies and procedures. New Audit Committee members receive additional information pertinent to his or her role on that committee.

In order to keep the directors up-to-date on operations and those matters that affect the business of the Bank, directors receive written material and presentations from management, and may receive presentations from outside experts, on various aspects of the Bank’s operations as well as on emerging issues. This process may be initiated at the request of the Board, a committee, an individual director, or management. In addition, each committee has the authority to engage independent counsel and other advisors as determined to be necessary to permit them to carry out their duties.

Directors are encouraged to enroll in a relevant professional development program, and the expenses incurred are reimbursed to a fixed maximum amount. Where applicable, directors are required to keep their professional accreditations current.

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Mandate

A copy of the Mandate of the Board of Directors is attached hereto as Schedule B.

PART XI – ADDITIONAL INFORMATION

SHAREHOLDER PROPOSALS

There were no shareholder proposals submitted for consideration at this Meeting. The final date for submitting shareholder proposals for inclusion in the Management Proxy Circular for next year’s annual shareholder meeting is November 30, 2023, and such submissions must comply with the requirements of the Bank Act (Canada) and the Bank’s by-laws.

ADDITIONAL INFORMATION

The Bank’s Consolidated Financial Statements and Management’s Discussion & Analysis for Fiscal 2022 contain additional financial information about the Bank. Information pertaining to the Bank’s Audit Committee can be found in the Bank’s Annual Information Form for Fiscal 2022. These documents and other additional information about the Bank are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. Copies of the information referred to above can be obtained free of charge upon request in writing to the Corporate Secretary at the registered office of the Bank (Suite 2002, 140 Fullarton Street, London, Ontario N6A 5P2).

The Bank’s auditor is KPMG LLP, and Computershare Investor Services Inc. is the Bank’s transfer agent.

DIRECTORS’ APPROVAL

This Management Proxy Circular has been approved by the Board.

By Order of the Board,

/s/ Brent T. Hodge

Brent T. Hodge

General Counsel and Corporate Secretary

February 24, 2023

London, Ontario

Page | 37

Schedule A – reporting package

VersaBank
Choice Through Innovation

CHANGE OF AUDITOR NOTICE

Pursuant to NI 51-102 (Section 4.11)

TO: KPMG

AND TO: Ernst & Young LLP (Canada)

AND TO: Ontario Securities Commission

Alberta Securities Commission

British Columbia Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan, Securities Division

The Manitoba Securities Commission

Autorité des marchés financiers

Financial and Consumer Services Commission (New Brunswick)

Nova Scotia Securities Commission

Superintendent of Securities, Newfoundland and Labrador

Superintendent of Securities, P.E.I.

Superintendent of Securities, Northwest Territories

Superintendent of Securities, Yukon

Superintendent of Securities, Nunavut

NOTICE IS HEREBY GIVEN that, in accordance with National Instrument 51-102 – Continuous Disclosure Obligations ("NI 51-102"), the Audit Committee (the "Audit Committee") of the Board of Directors (the "Board") of VersaBank (the "Bank") and the Board, considered and approved the appointment of Ernst & Young LLP (Canada) as the Bank's auditor upon expiry of the term of appointment of KPMG, as follows:

1. The Audit Committee conducted a comprehensive tender process for external audit services.

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2
Main: 519-645-1919
Toll Free: 866-979-1919
www.versabank.com

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2. After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that Ernst & Young LLP (Canada) be appointed as the Bank's auditor commencing with respect to the financial year ending on October 31, 2023 (the "2023 Fiscal Year").

3. KPMG's term as auditor of the Bank will terminate upon completion of the reporting for the financial year ending October 31, 2022, and Ernst & Young LLP (Canada) has been appointed as auditor of the Bank commencing with respect to the 2023 Fiscal Year to fill the vacancy until the next annual meeting of shareholders of the Bank.

There were no modifications of opinion by KPMG in the Auditors' Reports for the two most recently completed fiscal years ended 2022 and 2021.

To the knowledge of the directors of the Bank, no "reportable event" as defined in NI 51-102 has occurred in connection with the audits of the two most recently completed fiscal years or for any period subsequent to the most recently completed fiscal period for which an Auditors' report was issued.

[Execution page follows]

Execution page signed by Vice President, Finance and Corporate Accounting

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2

Main: 519-645-1919
Toll Free: 866-979-1919

www.versabank.com

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Dated at London, ON, this 14 day of December, 2022.

VersaBank

By: Andy Min

Vice President – Finance and Corporate Accounting

140 Fullarton Street, Suite 2002
London, Ontario N6A 5P2

Main: 519-645-1919
Toll Free: 866-979-1919

www.versabank.com

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KPMG

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

Alberta Securities Commission
Autorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Office of the Superintendent of Securities, Prince Edward Island
Office of the Superintendent of Securities Service Newfoundland & Labrador
Ontario Securities Commission
Nunavut Securities Office
The Manitoba Securities Commission
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities

December 14, 2022

Dear Sir/Madam

Re: Notice of Change of Auditors of VersaBank

We have read the Notice of VersaBank dated December 14, 2022 (the "Notice") and are in agreement with the statements contained in such Notice except that we are not in a position to agree or disagree with the statements contained in items 1 or 2 in the Notice.

Yours very truly,

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity. KPMG Canada provides services to KPMG LLP.

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EY
Building a better working world

Ernst & Young LLP
One London Place, Suite 2300
255 Queens Avenue
London, ON N6A 5R8

Tel: +1 519 672 6100
Fax: +1 519 438 5785
ey.com

December 20, 2022

Alberta Securities Commission
Authorité des marchés financiers
British Columbia Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan, Securities Division
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Ontario Securities Commission
Superintendent of Securities, Newfoundland and Labrador
Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
Superintendent of Securities, Prince Edward Island
Superintendent of Securities, Yukon
The Manitoba Securities Commission

Dear Sirs/Mesdames:

Re: VersaBank
Change of Auditor Notice dated 14/12/22

Pursuant to National Instrument 51-102 (Part 4.11), we have read the above-noted Change of Auditor Notice and confirm our agreement with the information contained in the Notice pertaining to our firm.

Yours sincerely,

Ernst & Young LLP

Chartered Professional Accountants
Licensed Public Accountants

Cc: The Board of Directors, VersaBank

A member firm of Ernst & Young Global Limited

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Schedule B – MANDATE OF THE BOARD OF DIRECTORS

BOARD APPROVED: October 27, 2021

Purpose

The purpose or role of the Board has two fundamental elements: decision-making and oversight. The decision-making function is exercised with respect to the formulation with management of fundamental policies and strategic goals and through the approval of certain significant actions. The oversight function concerns the review of management decisions, the adequacy of systems and controls and the implementation of policies. The Board establishes formal delegations of authority, defining the limits of management’s power and authority and delegating to management certain powers to manage the business of the Bank. The delegations of authority conform to statutory limitations specifying responsibilities of the board that cannot be delegated to management. Any responsibilities not delegated to management remain with the Board and its committees.

Organization of the Board of Directors

The Board shall consist of ten (10) directors, a majority of whom must be resident Canadians at the time of their election or appointment. The Board shall be constituted by a majority of independent directors12.

Every director, in exercising any of the powers of a director and any of the duties of a director, shall:

(a)	act honestly and in good faith with a view to the best interests of the Bank; and

(b)	exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Meetings of the Board of Directors

In order for the Board to transact business at a meeting, a majority of directors must be present. The Board shall meet at least once each quarter and shall schedule a sufficient number of meetings (whether in person or by video conference) to carry out its mandate. There shall be an in-camera session at each quarterly Board meeting with only independent directors present.

The members of the Board of Directors are expected to attend all meetings of the Board and its committees in person, when at all possible. Attendance by video conference may be used to facilitate a director’s attendance.

Directors are expected to devote the appropriate amount of time necessary to review meeting materials such that they are able to engage in informed discussion and make informed decisions.

Reporting from Committees

Certain functions of the Board may be delegated to committees of the Board. Such delegation will be confirmed by the Board approval of committee mandates.

Unless waived by the Board, the Chair of each Board Committee shall provide a verbal summary report to the Board on material matters considered during a meeting of such committee at the next meeting of the Board.

_________________

1 A Director is independent if he or she meets the independence criteria as set out in the Bank’s Director Independence Policy.

2 If the death, disability or resignation of a member has resulted in a vacancy of the Committee that the Board is required to fill, a Committee member appointed to fill such vacancy is exempt from the requirement for a period ending on the later of the next annual meeting and the date that is six months from the day the vacancy was created, so long as the Board has determined that a reliance on this exemption will not materially adversely affect the ability of the Committee to act independently and to satisfy its other requirements.

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Resources and Authority

The Board shall have unrestricted access to management of the Bank and, if determined necessary by the Board, to any employee of the Bank, its subsidiaries or affiliates. The Board shall have the authority to retain and terminate independent legal counsel, consultant or other advisors to assist it in fulfilling its responsibilities and to set and pay the compensation of these advisors without consulting or obtaining the approval of any officer of the Company.

Duties and Responsibilities of the Board of Directors

The members of the Board of Directors have responsibility for the stewardship of the Bank and are charged with the following duties:

1.	General Duties

(a)	Approve the by-laws of the Bank.

(b)	Appoint a Chair of the Board who shall be an independent director, subject to exceptional circumstances.

(c)	In the event that the Chair of the Board is not an independent director, an independent lead director shall be appointed.

(d)	Exercise independent judgment in directing and overseeing the operations of the Bank.

(e)	Establish an Audit Committee and approve the mandate, the Chair and members for such committee.

(f)	Establish a Conduct Review, Governance & HR Committee and approve the mandate, the Chair and members for such committee.

(g)	Establish a Risk Oversight Committee and approve the mandate, the Chair and the members for such committee.

(h)	Establish an Innovation and Technology Committee and approve the mandate, the Chair and the members for such committee.

(i)	Approve the mandates for each of the Bank’s oversight functions, and all other management related mandates.

(j)	Establish any other board committees that the Board of Directors deems advisable and approve the mandates for such committees.

(k)	Understand directors’ responsibilities and regularly evaluate objectively the individual director, the Board Committee and the Boards’ effectiveness in fulfilling those responsibilities.

(l)	Review director remuneration.

(m)	Approve all major changes to the Bank’s organizational structure.

(n)	Review policies for the Bank as recommended by management and approve all policies.

(o)	Review and approve the Recovery Plan and the Recovery Plan Policy every two years or as needed.

2.	Liquidity and Market Risk

(a)	Understand the liquidity and funding needs of the Bank.

(b)	Establish appropriate and prudent liquidity and funding management policies for the Bank, taking into account the Bank’s significant operations, including policies on the sources, types and levels of liquidity that are to be maintained by the Bank, and policies that are designed to prevent the Bank’s funding from becoming unduly concentrated with respect to source, type, term to maturity or currency of denomination.

(c)	Review liquidity and market risk policies at least once a year to ensure that they remain appropriate and prudent.

(d)	Obtain, on a regular basis, reasonable assurance that the Bank has ongoing, appropriate and effective liquidity, funding and market risk processes, and that the Bank’s liquidity, funding and market risk management policies are being adhered to.

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3.	Credit Risk

(a)	Ensure the Bank has appropriate and prudent policies on the areas and types of credit, both on and off-balance sheet, in which the Bank is willing to engage.

(b)	Review management’s assessment of asset quality and asset quality trends, credit quality administration and underwriting standards, and the effectiveness of portfolio credit risk management systems and processes to enable management to monitor and control credit risk.

(c)	Ensure that procedures and controls for managing credit risk are in place, including:

i.	Defined and prudent levels of decision-making authority for approving credit exposures;

ii.	An effective assessment and rating system for credit risk; and

iii.	An ongoing, appropriate and effective process for managing credit exposures that warrant special attention.

4.	Operational Risk

i.	Operational Risk Management

(a)	Review and approve, at least annually, the Bank’s Operational Risk Management Framework and the Operational Risk section of the Bank’s Risk Appetite Statement.

(b)	Review, at least annually, and approve the Bank’s Operational Risk Policy.

(c)	Understand the operational risks that the Bank is exposed to.

(d)	Establish appropriate and prudent policies on operational risks that are inherent in the Bank’s operations.

(e)	Review operational risk policies at least once a year to ensure they remain appropriate and prudent.

ii.	Human Resources

(a)	Appoint and when appropriate remove the President & CEO for the Bank and ensure that the Chair of the Board conducts an annual assessment of such officer’s performance.

(b)	Approve the Executive Agreement of the President & CEO.

(c)	Annually approve the base salary of the President & CEO.

(d)	Monitor the performance of the President & CEO in accordance with annual performance measurements for calculating the incentive award of the President & CEO.

(e)	Approve, upon recommendation of the Conduct Review, Governance & HR Committee, the annual incentive award of the President & CEO.

(f)	At least annually, review and approve, upon recommendation of the Conduct Review, Governance & HR Committee, the duties and responsibilities of the President & CEO.

(g)	At least annually, review and approve, upon recommendation of the Conduct Review, Governance & HR Committee, the Chart of Authorities.

(h)	Approve, upon recommendation of the Conduct Review, Governance & HR Committee, the annual incentive award pool for Executives.

(i)	Appoint officers for the Bank who are suitably qualified and capable of managing the operations of the Bank effectively and prudently.

(j)	Understand the responsibilities and accountabilities assigned to officers of the Bank.

(k)	Evaluate, on a regular basis, the effectiveness and prudence of the officers in managing the operations of the Bank and the risks to which the Bank is exposed.

(l)	Satisfy itself as to the integrity of the President & CEO and other officers, and satisfy itself that the President & CEO and other officers create a culture of integrity throughout the Bank.

(m)	Review the Bank’s Management Succession Plan submitted by management.

(n)	Review the Bank’s Human Resources Plan submitted by management.

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(o)	Regularly satisfy itself that the Bank’s compensation plans are consistent with the sustainable achievement of the Bank’s business objectives, the prudent management of its operations and the risks to which it is exposed, and adherence to its processes, policies, procedures and controls.

(p)	Establish standards of business conduct and ethical behaviour for the Bank’s directors, officers, and other personnel, and obtain on a regular basis reasonable assurance that the Bank has an ongoing, appropriate and effective process for ensuring adherence to those standards.

iii.	Outsourcing and Business Continuity

(a)	Review all major contracts after approval by management and approve all major contracts out of the ordinary course of business.

(b)	Review all arrangements involving an outsourcing of significant operations.

(c)	Review disaster recovery plans as submitted by management.

iv.	Related Party Transactions

(a)	Approve related party transactions when required by the Bank’s governing legislation.

5.	Legal and Regulatory Risk

i.	Regulatory Compliance

(a)	Review, at least annually, and approve the Bank’s Regulatory Compliance Management Policy.

(b)	Review and approve, at least annually, the Bank’s Regulatory Compliance Management Framework and any changes to the Framework.

(c)	Understand material regulatory compliance risks that the Bank is exposed to.

ii.	Financial Statements, Public Documents & Other Financial Filings

(a)	Approve the annual financial statements of the Bank.

(b)	Approve the annual MD & A.

(c)	Approve a Corporate Disclosure Policy for the Bank.

6.	Strategic Risk

i.	Strategic Risk

(a)	Establish the business objectives of the Bank, consider and approve the Bank’s business strategy and its business plans for significant operations, and review those things annually to ensure that they remain appropriate and prudent in light of the Bank’s current and anticipated business and economic environment, resources and results.

(b)	Evaluate, at least quarterly, the Bank’s actual operating and financial results against forecast results, in light of the Bank’s business objectives, business strategy and business plans.

(c)	Obtain, on a regular basis, reasonable assurance that the Bank has an ongoing, appropriate and effective strategic management process.

(d)	Approve all significant acquisitions and dispositions.

ii.	Capital Management

(a)	Understand the capital needs of the Bank and approve changes to capital.

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(b)	Establish appropriate and prudent capital management policies for the Bank, taking into account the Bank’s significant operations, including policies on the quantity and quality of capital needed to support the current and planned operations of the Bank that reflect both the risks to which the Bank is exposed and its regulatory capital requirements.

(c)	Review capital policies at least once a year to ensure that they remain appropriate and prudent.

(d)	Obtain, on a regular basis, reasonable assurance that the Bank has an ongoing, appropriate and effective capital management process, and that the Bank’s capital management policies are being adhered to.

7.	Reputational Risk

(a)	Be aware of increased reputational risk to the Bank which can potentially impact the Bank’s image in the community or lower public confidence in it, resulting in the loss of business, legal action or increased regulatory oversight.

8.	Other Duties

i.	Risk Management

(a)	Review and approve at least annually the Bank’s Risk Appetite Framework and Risk Appetite Statement.

(b)	Review, at least annually, and approve the Bank’s Enterprise Risk Management Policy.

(c)	Review, at least annually, and approve the Bank’s Enterprise Risk Management Framework.

(d)	Review periodic reports related to management’s assessment of the Bank’s risk management performance relative to the Risk Appetite Statement and the Risk Magnitude Scale, and any other reports used by management to assess and discuss the categories of risk faced by the Bank.

(e)	Understand risks rated moderate and higher faced by the Bank.

ii.	Internal Audit

(a)	Approve the appointment of the Chief Internal Auditor, as recommended by the Audit Committee.

(b)	Approve changes respecting the incumbent holding the position of Chief Internal Auditor, as recommended by the Audit Committee.

iii.	External Audit

(a)	Recommend the appointment of the external auditor to the shareholders.

(b)	Upon recommendation of the Audit Committee, approve the compensation of the external auditor.

(c)	Require the external auditor to report directly to the Audit Committee.

iv.	Internal Controls

(a)	Review such information as required to obtain reasonable assurance that the Bank has a control environment and that the Bank is in control.